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                                                                Exhibit No.4.3



                                1999-1 AMENDMENT
                                       TO
                                 STEELCASE INC.
                             401(k) RETIREMENT PLAN


     This is an amendment by Steelcase Inc. ("Employer").

                              W I T N E S S E T H

     WHEREAS, Steelcase Inc. amended and restated the Steelcase Inc. 401(k) Retirement Plan on February 28, 1995, effective March 1, 1989, and amended the Plan from time to time thereafter (the "Plan"); and

     WHEREAS, pursuant to Section 11.1 of the Plan, the Company has reserved the right to amend the Plan at any time; and

     WHEREAS, the Company desires to amend the Plan to provide for an investment fund option for participants consisting of Company Class A Common Stock and cash.

     NOW THEREFORE, be it resolved, the Plan is hereby amended, effective as of July 30, 1999, in the following respects:

     1.   The following sentence is hereby added at the end of Section 7.2:

     "The value of Steelcase Inc. Class A Common Stock shall be the closing price of a share of such stock as reported by the New York Stock Exchange on the date of reference (or the immediately preceding trading day if the date of reference was not a trading day on said Exchange)."

     2.   A new Section 7.3(B) is hereby added to the Plan reading as follows:

          "(B) Payment Medium. Benefits payable pursuant to the Plan shall be paid in cash, except that distributions from an investment fund established pursuant to Section 9.4(b) (Choices) invested solely in Steelcase Inc. Class A Common Stock and cash may be made either in cash or shares of such stock, as elected by the Participant. If the Participant elects payment in shares of Steelcase Inc. Class A Common Stock, such distribution shall be only in the form of full shares of stock, with the value of any fractional shares paid in cash."

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  3.  A new Section 9.5 is hereby added to the Plan reading as follows:

     "9.5  Investment in Employer Securities.

          Notwithstanding any provisions of the Plan or the Trust Agreement to the contrary, the Trustee shall be authorized to invest any appropriate amount of the fair market value of the assets of the trust fund, determined as of the date such investment is made, in qualifying employer securities (as defined in Section 407(d)(5) of ERISA)."

          4.  A new Section 13.8 is hereby added to the Plan reading as follows:

     "13.8  Voting

          Except to the extent required otherwise by ERISA's rules governing fiduciaries, Steelcase Inc. Class A Common Stock allocated to the account of a Participant or former Participant, including fractional shares, shall be voted only pursuant to the written direction of such Participant or former Participant. If no directions have been received from a Participant, the Trustee shall vote any shares allocated to the account of that Participant in the same proportion as the total shares for which instructions were received. The Committee shall implement such procedures as are necessary to enable Participants and former Participants to exercise their rights in this regard. For purposes of this Section 13.8, Steelcase Inc. Class A Common Stock held in an investment fund shall be treated as allocated to Participants' accounts."


     IN WITNESS WHEREOF, this amendment is executed this 29th day of July, 1999.


                                        STEELCASE INC.


                                        By  /s/ Alwyn Rougier-Chapman
                                          -----------------------------------

                                        Its Chief Financial Officer
                                           ----------------------------------

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